VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. The polls will be open until 11:59 p.m. ET on May 9, 2022.

CONTROL #

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE AT MEETING

If you would like to attend the Extraordinary GeneralMeeting to be held on May 10, 2022 at 8:00 p.m. local time (8:00 a.m. Eastern Time) at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card - Blue Hat Interactive Entertainment Technology

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1, 2 AND 3.

1. To consider and approve by an ordinary resolution that every 10 ordinary shares of a par value of US$0.001 (the “Ordinary Shares”) each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Ordinary Share of a par value of US$0.01 (the “Share Consolidation”); such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$100,000 divided into 10,000,000 shares of par value of US$0.01 each, all of which are designated as Ordinary Shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. To consider and approve by an ordinary resolution that the share capital of the Company immediately increase from “US$100,000 divided into 10,000,000 shares of par value of US$0.01 each” to US$5,000,000 divided into 500,000,000 Ordinary Shares of US$0.01 par value each by the creation of an additional 490,000,000 Ordinary Shares of a par value of US$0.01 each to rank pari passu in all respects with the existing Ordinary Shares (the “Authorized Share Capital Increase”).

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. To consider and approve by a special resolution the Amendment and Restatement of the Memorandum and Articles of Association in the form of Second Amended and Restated Memorandum and Articles of Association to reflect the above Share Consolidation and Authorized Share Capital Increase, and the change in the registered office of the Company, by amending Clause 8 and Clause 2 of the Memorandum of Association and Article 5 of the Articles of Association.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date **Signature** **Signature, if held jointly**

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

Extraordinary General Meeting of Shareholders

May 10, 2022

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Xiaodong Chen with full power of substitution and power to act alone, as proxies to vote all the Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Extraordinary Meeting of Shareholders of Blue Hat Interactive Entertainment Technology, to be held May 10, 2022 at 8:00 pm local time, at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOUNRMENTS THEREOF.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)